FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                March 16, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F     X               Form 40-F
                            -------                      -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                 Yes                           No     X
                      ------                       ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                 Yes                           No     X
                      ------                       ------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                 Yes                           No     X
                      ------                       ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.
                              --------------      ---


                                                                Total Pages: 5


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   Smith & Nephew plc
                                                   (Registrant)



Date: March 16, 2004                         By:   /s/ Paul Chambers
                                                   -----------------
                                                   Paul Chambers
                                                   Company Secretary


                                      2


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                                                         [LOGO] smith & nephew




12 March 2004

SMITH & NEPHEW TO ACQUIRE LEADING HIP RESURFACING BUSINESS

London and Birmingham, England, March 12, 2004 - Smith & Nephew (LSE:SN, NYSE:SNN) and Midland Medical Technologies (MMT) today announced an agreement for Smith & Nephew to acquire MMT, the global leader in metal-on-metal hip resurfacing.

Smith & Nephew has agreed to pay (GBP)67m in cash and loan notes for MMT, with additional payments of up to (GBP)33m in cash and loan notes based upon certain regulatory milestones being met. MMT, based in Birmingham, England, achieved sales of (GBP)20 million in 2003.

MMT's principal product is the BHR (Birmingham Hip Resurfacing), a hip procedure pioneered by UK orthopaedic surgeons, Mr. Derek McMinn and Mr. Ronan Treacy. Hip resurfacing, where the articular surfaces of the femur and acetabulum are replaced, leaving the femoral head substantially preserved, is a less invasive bone sparing approach to treating arthritis in younger or more active patients. Mr. McMinn and Mr. Treacy will remain actively involved with Smith & Nephew to further develop and train the medical community on the BHR procedure. MMT will be integrated into Smith & Nephew's global Orthopaedics Reconstruction business based in Memphis, Tennessee. Agreement has also been reached with Finsbury Instruments Limited, the manufacturer of the BHR, for the continued supply of the product.

The BHR procedure has been used in over 27,000 patients since 1997 and has significant clinical experience, particularly in the UK, Germany and Australia. Smith & Nephew intends to pursue Food and Drug Administration approval of the product in the United States.

Sir Christopher O'Donnell, Chief Executive of Smith & Nephew, commented: "This is an excellent technology acquisition which brings to Smith & Nephew the world's leading hip re-surfacing company and the most clinically proven product in a fast expanding area. Demand for less invasive and less traumatic surgery is increasing, particularly in younger or more active patients. The acquisition of MMT will expand an already industry-leading range of reconstructive implant technologies within our Orthopaedics business."

John Hatton, Managing Director of MMT, said: "This was the right time in the evolution of MMT to seek out a strategic partner to bring metal-on-metal hip resurfacing devices to the broader orthopaedic patient community. We look forward to working with Smith & Nephew to drive adoption of this truly bone-preserving surgery worldwide."

David Illingworth, President of the Orthopaedics business of Smith & Nephew, added: "With our existing OXINIUM technology, our pending US application for ceramic-on-ceramic, and the acquisition of the BHR metal-on-metal offering, we are confident that Smith & Nephew will possess the broadest and most comprehensive offering of bearing surfaces in the industry. We look forward to welcoming MMT employees into Smith & Nephew and to offering this innovative technology to our customers."


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About Us

Smith & Nephew (LSE:SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has more than 7,000 employees and operates in 32 countries around the world, generating sales of over (GBP)1.2 billion.

Enquiries:

Smith & Nephew Investors
Peter Hooley                                         Tel: +44 (0)20 7401 7646
Finance Director

Smith & Nephew Investors/National Media
Angie Craig                                          Tel: +44 (0)20 7401 7646
Corporate Affairs Director                               Tel: +1 212 850 5756

Smith & Nephew Orthopaedics/Trade media
Andrew Burns                                             Tel: +1 901 396 2121

Financial Dynamics - London
David Yates                                          Tel: +44 (0)20 7831 3113

Financial Dynamics - New York
Jonathan Birt                                             Tel:+1 212 850 5634

MMT
John Hatton                                              Tel: +44 1527 573100


Smith & Nephew will host a short conference call for the media at 2.45pm GMT/9.45 EST/6.45 PST. Please call Mo Noonan at Financial Dynamics in London on +44 (0)20 7269 7116 or Jonathan Birt at Financial Dynamics in New York on +1 212 850 5634 for details of the press call. A call for investors and analysts has been scheduled for 4pm GMT/11am EST/8am PST. For investors and analysts wishing to participate in the conference call please call Zehra Sinmaz at Smith & Nephew on +44 (0)20 7960 2257. This call can be heard live on the Smith & Nephew website at www.smith-nephew.com.

This press release contains forward-looking statements. The company wishes to caution the reader that actual results may differ from those discussed in the forward-looking statements and may be adversely affected by, among other things, risks associated with new product development and commercialization, clinical trials, intellectual property, regulatory approvals, competitive offerings, the company's overall business strategy and other factors.


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16 March 2004


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by The Capital Group Companies, Inc, that they have a notifiable interest in 53,478,725 ordinary shares of 12 2/9p each in the Company representing 5.72% of the issued share capital of the Company.

Yours faithfully,




P.R. Chambers
Company Secretary